Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

									August 23, 2005


Mr. Hasnul Suhaimi
President Director
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110, Indonesia

	Re:	PT Indosat Tbk
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
		File No. 1-13330

Dear Mr. Suhaimi:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F
Financial Statements, page F-1
Notes to Consolidated Financial Statements
44. Summary of Significant Differences Between Accounting
Principles
Followed By The Companies and U.S. Generally Accepted Accounting
Principles ("GAAP"), page F-119

1. We note in your reconciliation of net income according to the consolidated financial statements prepared under Indonesian GAAP and net income in accordance with U.S. GAAP the 7,411,702 million Rp adjustment for "Realized gain on difference in value from restructuring transactions of entities under common control" and the related disclosure provided in footnote 44(k). Explain to us why it is not necessary for you to provide a similar adjustment for this difference in GAAP in your reconciliations of stockholders` equity or revise to do so.

2. We are unable to reconcile the amount of stockholders` equity in accordance with U.S. GAAP as of December 31, 2003 to the amount of stockholders` equity in accordance with U.S. GAAP as of December 31,
2004 after considering the impact of net income in accordance with U.S. GAAP for the year ended December 31, 2004, 2004 dividends and equity transactions. So that we may clearly understand the items that impacted stockholder`s equity in accordance with U.S. GAAP, please provide us a roll forward of your US GAAP stockholder`s equity from December 31, 2002 through December 31, 2004. Separately identify and explain all items that impacted stockholders` equity in accordance with U.S. GAAP during this two-year period.




*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Hasnul Suhaimi
President Director
PT Indosat Tbk
August 23, 2005
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